Filed by Wejo Group Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TKB Critical Technologies 1
SEC File No.: 001-40959
Date: April 13, 2023

Wejo and TKB file Form S-4 Registration Statement for Business Combination

MANCHESTER, England and EL SEGUNDO, California— April 13, 2023 — Wejo Group Limited (NASDAQ: WEJO) (“Wejo”), a global leader in Smart Mobility for Good™ and cloud and software analytics for connected, electric and autonomous vehicle data, and TKB Critical Technologies 1 (NASDAQ: USCT) (“TKB”), a special purpose acquisition company, today announced that they had filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which contains a preliminary proxy statement/prospectus (the “S-4”), in connection with their previously announced business combination. Wejo also announced that it had filed the first amendment to its previously filed shelf registration statement on Form S-3 (the “S-3”).

Wejo and TKB had previously announced on January 10, 2023, a business combination. Wejo and TKB filed the S-4 and Wejo filed the S-3 at this time to further their plans in regard to these transactions. The proposed business combination is subject to the S-4 being declared effective by the SEC, and other customary closing conditions.

Investors and other stakeholders should note that Wejo currently announces material information using SEC filings, press releases, public conference calls, and webcasts. In the future, Wejo will continue to use these channels to distribute material information about the Company and may also utilize its website and/or various social media platforms to communicate important information about Wejo, key personnel, updated brands and services, trends, novel marketing campaigns, corporate initiatives and other matters. Information that Wejo posts on its website or on social media channels could be deemed material; therefore, Wejo encourages investors, the media, our customers, business partners and other stakeholders interested in Wejo to review the information posted on its website, as well as the following social media platforms: LinkedIn, Twitter, and Instagram.

About TKB
TKB Critical Technologies 1 is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TKB is dedicated to investing in critical technologies and the resources needed to manufacture those technologies for America and our allied nations. The firm is led by Angela Blatteis, Co-CEO, CFO & Director, Greg Klein Co-CEO & Director, and Philippe Tartavull, Executive Chairman. For more information, visit www.tkbtech.com.

About Wejo
Wejo Group Limited is a global leader in cloud and software analytics for connected, electric, and autonomous mobility, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The Company enables smarter mobility by organizing trillions of data points from 20.8 million vehicles, of which 13.9 million were active on the platform transmitting data in near real-time, and over 94.6 billion journeys globally as of December 31, 2022, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information, and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo has offices in Manchester, UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com.

Investors and Media:
Megan LeDuc
Investor.relations@wejo.com

TKB Critical Technologies 1
Angela Blatteis
Ablatteis@tkbtech.com

Cautionary Statement Regarding Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this communication are forward-looking statements. Forward-looking statements with respect to TKB, Wejo and their potential business combination and related transactions (the “Potential Business Combination”), include statements regarding the anticipated benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Wejo and the markets in which it operates (including future market opportunities), Wejo’s projected future results, future financial condition and performance and expected financial impacts of the Potential Business Combination (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Potential Business Combination and the level of redemptions of TKB’s public shareholders, and Wejo’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “representative of,” “scales,” “should,” “strategy,” “valuation,” “will,” “will be,” “will continue,” “will likely result,” “would,” and similar expressions (or the negative versions of such words or expressions). Forward-looking statements are based on current assumptions, estimates, expectations, and projections of the management of TKB and Wejo and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TKB’s and Wejo’s securities, (ii) the risk that the Potential Business Combination may not be completed by TKB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TKB, (iii) the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the approval of the Potential Business Combination by the shareholders of TKB and Wejo, the satisfaction of the minimum trust account amount following any redemptions by TKB’s public shareholders (if applicable), the failure by Wejo to obtain the additional financing required to complete the Potential Business Combination, and the receipt of certain governmental and other third-party approvals (or that such approvals result in the imposition of conditions that could reduce the anticipated benefits from the Potential Business Combination or cause the parties to abandon the Potential Business Combination), (iv) the lack of a fairness opinion from Wejo in determining whether or not to pursue the Potential Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Potential Business Combination, (vi) the effect of the announcement or pendency of the Potential Business Combination on Wejo’s business relationships, operating results, performance and business generally, (vii) risks that the Potential Business Combination disrupts current plans and operations of Wejo and the disruption of management's attention due to the Potential Business Combination, (viii) the outcome of any legal proceedings that may be instituted against TKB or Wejo related to the Potential Business Combination, (ix) the ability to maintain the listing of the securities of the surviving entity resulting from the Potential Business Combination on a national securities exchange, (x) changes in the combined capital structure of TKB and Wejo following the Potential Business Combination, (xi) changes in the competitive industries and markets in which Wejo operates or plans to operate, (xii) changes in laws and regulations affecting Wejo’s business, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities, (xiv) risks related to the uncertainty of Wejo’s projected financial information, (xv) risks related to Wejo’s rollout of its business and the timing of expected business milestones, (xvi) risks related to Wejo’s potential inability to achieve or maintain profitability and generate cash, (xvii) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, inflation, supply chain constraints, and other macroeconomic factors and their impact on Wejo, its business and markets in which it operates, (xviii) the ability of Wejo to maintain relationships with customers, suppliers and others with whom Wejo does business, (xix) the potential inability of Wejo to manage growth effectively, (xx) the enforceability of Wejo’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xxi) costs or unexpected liabilities related to the Potential Business Combination and the failure to realize anticipated benefits of the Potential Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions, (xxii) changes to the proposed structure of the Potential Business Combination that may be required or are appropriate as a result of applicable laws or regulations, (xxiii) the ability to recruit, train and retain qualified personnel, and (xxiv) the ability of the surviving entity resulting from the Potential Business Combination to issue equity or obtain financing.

The foregoing list of factors that may affect the business, financial condition or operating results of TKB and/or Wejo is not exhaustive. Additional factors are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), and further information concerning TKB and Wejo may emerge from time to time. In particular, you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (a) TKB’s (i) prospectus filed with the SEC on October 28, 2021, and (ii) Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on April 4, 2023, (b) Wejo’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on April 3, 2023, and (c) other documents filed or to be filed by TKB and/or Wejo with the SEC (including a registration statement on Form S-4 to be filed in connection with the Potential Business Combination). There may be additional risks that neither TKB nor Wejo presently know or that TKB and Wejo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Readers are urged to consider these factors carefully in evaluating these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. TKB and Wejo expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law, whether as a result of new information, future events, or otherwise. Neither TKB nor Wejo gives any assurance that either TKB, Wejo or the combined company will achieve its expectations.

No Offer or Solicitation.

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

NONE OF THE SEC NOR ANY OTHER SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION HAS REVIEWED, EVALUATED, APPROVED, DISAPPROVED, PASSED UPON OR ENDORSED THE MERITS OF, THE POTENTIAL BUSINESS COMBINATION OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN, OR DETERMINED THAT THIS COMMUNICATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

To the fullest extent permitted by law, in no circumstances will TKB, Wejo or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the Potential Business Combination, TKB and Wejo intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all shareholders of TKB and Wejo. TKB and Wejo will also file other documents regarding the Potential Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of TKB and Wejo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Business Combination as they become available because they will contain important information about the Potential Business Combination. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TKB and Wejo through the website maintained by the SEC at www.sec.gov.

The documents filed by TKB with the SEC also may be obtained free of charge upon written request to TKB Critical Technologies 1,400 Continental Blvd, Suite 6000, El Segundo, CA 90245 or via email at ablatteis@tkbtech.com.

The documents filed by Wejo with the SEC also may be obtained free of charge upon written request to Wejo Group Limited, ABC Building, 21-23 Quay Street, Manchester, M3 4A or via email at investor.relations@wejo.com.

Participants in the Solicitation.

This communication may be deemed solicitation material in respect of the Potential Business Combination. TKB, Wejo and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TKB’s or Wejo’s shareholders in connection with the Potential Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Potential Business

Combination and their ownership of TKB’s or Wejo’s securities, as applicable, are, or will be, contained in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Potential Business Combination may be obtained by reading the proxy statement/prospectus regarding the Potential Business Combination when it becomes available. You may obtain free copies of these documents as described above.